August 30, 2019

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Sir/Madam:

On behalf of Mutual Fund Series Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 415 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purposes of this filing are to rename the Catalyst IPOX Allocation Fund as the Catalyst Enhanced Core Fund and provide updated strategy and risk disclosures.

If you have any questions, please contact JoAnn Strasser at (614) 469-3265 or Philip Sineneng at (614) 469-3217.

Very truly yours,

/s/ Parker Bridgeport

Parker Bridgeport